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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

The Penn Traffic Company
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
707832309
(CUSIP Number)
Bay Harbour Management, L.C.
885 Third Avenue, 34th Floor
New York, New York 10022
(212) 371-2211
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 6, 2007
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 7 (this “Amendment”) relates to the Schedule 13D filed on behalf of Bay Harbour Management, L.C., Bay Harbour Master Ltd. and Trophy Hunter Investments, Ltd. (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on August 23, 2006, as amended by Amendment No. 1 filed on September 28, 2006, Amendment No. 2 filed on October 19, 2006, Amendment No. 3 filed on December 15, 2006, Amendment No. 4 filed on January 17, 2007, Amendment No. 5 filed on February 14, 2007 and Amendment No. 6 filed on May 4, 2007 (collectively, the “Schedule 13D”), relating to shares of common stock, par value $.01 per share of The Penn Traffic Company (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. As specifically amended and supplemented by this Amendment, the Schedule 13D shall remain in full force and effect.
Item 4. Purpose of the Transaction
      Item 4 of the Schedule 13D is hereby amended to add the following information:
      On June 6, 2007, the Reporting Persons communicated to the Issuer seeking to have the size of the Issuer’s board of directors increased to nine and to appoint each of Kurt Cellar and Scott Sozio as directors of the Issuer. Upon receipt of this communication, the Issuer contacted Messrs. Cellar and Sozio and invited them to join the Issuer’s board of directors. On June 8, 2007, the Issuer’s board of directors took action pursuant to the Issuer’s bylaws to increase the size of the board to nine and appointed each of Messrs. Cellar and Sozio as directors.
      The Reporting Persons have communicated with four other stockholders of the Issuer with respect to their views on the composition of the Issuer’s board of directors. There is no present agreement or understanding with such other stockholders with respect to the election of directors or any other matters. The Reporting Persons expressly disclaim membership in a “group” (other than in a group consisting of the Reporting Persons as joint filers) with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Exchange Act and Rule 13d-5 thereunder. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) or 13(g) of the Exchange Act or Rule 13d-5 thereunder with any other person with respect to the Issuer’s securities, or that such “group” exists (other than a group consisting of the Reporting Persons as joint filers).
      Except as set forth herein and in the Schedule 13D, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.

S I G N A T U R E
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated: June 8, 2007

Bay Harbour Management, L.C.

/s/ KURT CELLAR

Name: Kurt Cellar
Title: Partner

Bay Harbour Master Ltd.

/s/ KURT CELLAR

Name: Kurt Cellar
Title: Partner of the Investment Manager

Trophy Hunter Investments, Ltd.

/s/ KURT CELLAR

Name: Kurt Cellar
Title: Partner of the Investment Manager